Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Memik, Inc.
3423 Piedmont Rd. NE
Atlanta, GA 30305-1751
https://www.memikapp.com/

Up to $1,069,999.83 in Common Stock at $2.67
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Memik, Inc.
Address: 3423 Piedmont Rd. NE, Atlanta, GA 30305-1751
State of Incorporation: DE
Date Incorporated: May 13, 2021

Terms:

Equity

Offering Minimum: $9,999.15 | 3,745 shares of Common Stock
Offering Maximum: $1,069,999.83 | 400,749 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.67
Minimum Investment Amount (per investor): $267.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based

$500+

Receive 25 Custom Dance credits and an Unlimited Avatar Pack.

$5,000+

Receive the above perks + VIP Access to a Private Owner's Group, + Insider Invite to Memik Investor Event.

$10,000+

Receive the above perks + a Memik challenge will be named after you + a One-on-One with the founders of Memik.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Memik, Inc. is a corporation organized under the laws of Delaware that is developing a social networking app that allows Micro influencers to maximize content monetization by leveraging Augmented Reality, music, and video to build community and foster engagement. Based in Atlanta, Ga, Memik is working to build a family friend social media network that has benefits to consumers, brands and influencers.

Memik allows for our users to create videos of themselves dancing with our augmented based avatars. The intent is to copy the movements of the avatars and post the videos to social media to drive engagement and awareness. Users are also able to make custom dances where they can have avatars copy their movements. Each dance is linked to a song that's included in the Memik song catalog.

Memik has a utility patent on file with a priority date of 9/6/2020. This patent applicaton was filed by Laron Walker and assigned to Memik, Inc.

Competitors and Industry

Social media is a very competitive market, where many apps work to gain the attention of users. Memik's primary focus today is on creative engaging dance videos while leveraging influencers and music. There are several platforms that play in this space.

DanceFight: A startup that focuses on creating community dance challenges. Users challenge other users and the community votes on who has the best dance.

TikTok: Leading platform for interactive video content. Has dance and a wide variety of other video content across many areas of focus.

Triller: Similar to TikTok, but has ownership based in the USA.

Snapchat: Leading platform for videos with filters and animations.

Genies: company that creates avatars for influencers to leverage across the web and other social channels.

Instagram: Leading social media network for publishing videos and pictures

In the end, Memik is unique in the following ways.

1) Its focus on micros influencers

2) The ways in which we leverage augmented reality.

3) Our focus on family friendly content

4) Our ability to drive users to locations

Current Stage and Roadmap

Memik has spent the last two years developing our technology. We completed an initial beta launch and received over 5k downloads. We are launching the app with new features on November 23.

As a part of our launch, we'll have the following milestones:

1) add new social media networking features

2) launch the avatars of our influencers' networks, which have a collective following of over 20 million social users.

3) drive our user base through our creative marketing and PR strategies

4) Integrate trending and popular music from some of our large music partners

5) Grow our influencer network through strategic media partnerships

The Team

Officers and Directors

Name: Amari Ruff

Amari Ruff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Chief Executive Officer. Currently working for sweat equity with no salary. The CEO (Amari Ruff) does not currently receive a salary for his role at Memik and is compensated in sweat equity. Moving forward Amari will be paid a salary of up to 120k dependent on company benchmarks related to: (i) team build-out, (ii) Strategy development, (iii) Partnership and relationships related to advertising, (iv) influencer growth) and (v) investor relationships. Amari is responsible for the general direction of the business, fund raising, partnerships.

Other business experience in the past three years:

- **Employer:** Sudu, Inc
  Title: Founder & Vice Chairman of the Board
  Dates of Service: April 19, 2021 - Present
  Responsibilities: Co founder and CEO

Other business experience in the past three years:

- **Employer:** Thx-MGMT
  Title: co-Founder
  Dates of Service: October 01, 2019 - Present
  Responsibilities: managing partner

Name: Laron Walker

Laron Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: May 13, 2021 - Present
  Responsibilities: Laron is responsible for Product Roadmap and Technical Strategy and he also overseas our technical development. He currently works at for sweat equity and does not draw a salary.

- **Position:** President/Secretary/Treasurer/Board Chair
  Dates of Service: May 13, 2021 - Present
  Responsibilities: Laron also serves as the sole member of the board of directors, and holds all other administrative offices required by the secretary of state.

Other business experience in the past three years:

- **Employer:** Sciberus, Inc
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** Mantisedu, Inc
  Title: Chairman
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Chairman of Board

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the social media industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,998.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are hosted in Microsoft Azure's cloud. While our architecture is redundant, we can't guarantee that if they have issue we won't have availability concerns.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will

fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Memik, Inc was formed on 5/13/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Memik, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Memiks' AR Social Network is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including software API's, hosting shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Memik, inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Memik, Inc could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Lack of User Interest in Content
All of our current services are variants on one type of service, providing a platform where users can generate content based on unique avatars. Our revenues are therefore

dependent upon the market for such content.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Memik, Inc. is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of Memik (Amari Ruff) does not currently receive a salary for his work. Although he has been, and will to continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company has arranged for the CEO to receive a salary of up to $120,000 moving forward dependent on the following company benchmarks being met: (i) build-out of Memik team, (ii) development of company strategy, (iii) development of relationships related to advertising, (iv) growth of influencer partnerships and (v) development of investor relationships.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GenWealth Ventures, LLC (Laron Walker owns 100%)	4,800,000	Common Stock	74.18

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,749 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 6,470,740 outstanding.

Voting Rights

One vote per share for common stock. Please see Voting Rights of Securities Sold in this Offering below for more detail.

Material Rights

The number of shares outstanding does not include 936,666 shares reserved for future issuance under the Company's Equity Incentive Plan. Pursuant to the Equity Incentive Plan, the Company currently has outstanding options to purchase 270,000 shares of common stock that remain unexercised and 666,666 shares for which an award has not yet been granted.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the

Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

Divend Rights

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $370,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Next Preferred Stock Financing Round

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 5,640,000
Use of proceeds: These shares were issued in exchange for contribution of previously developed intellectual property.
Date: May 13, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 740,740
  Use of proceeds: These shares were sold to the Company's CEO at the time of hiring and vest over a four year period.
  Date: September 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $370,000.00
  Use of proceeds: The proceeds will be used for general and administrative purposes, including, among other things, the development of additional features for the app and marketing expenses associated with the launch.
  Date: November 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 45,000
  Use of proceeds: Option exercises under the Equity Incentive Plan. The nominal proceeds will be used for general and administrative purposes.
  Date: November 11, 2021
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 45,000
  Use of proceeds: Option exercises under the Equity Incentive Plan. The nominal proceeds will be used for general and administrative purposes.
  Date: November 01, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without funding or additional debt, the business would cease to operate after approximately six months. We anticipate our monthly burn over the next six months to be approximately $70,000 per month. Currently, we have enough cash on hand to fund operations until at least April 2022 without raising additonal capital. We do expect to generate revenue during this period, which will also extend our runway.

Foreseeable major expenses based on projections:

Staff, Music Licensing, Influencers Marketing

Monthly People

Staff $25,000.00

Outsource Services (Marketing PR) $10,000.00

Office and general Expenses $3,000.00

Total $38,000.00

Marketing

Events/Content Shoots $8,000.00

Social Media Ads $10,000.00

Legal Fees $2,500.00

Social Influencers $10,000.00

Total $30,500.00

Monthly Burn $68,500

Future operational challenges:

There are a few challenges we have to overcome as we move toward scale.

1) Scaling our internal team

2) driving user adoption to embrace the platform

3) keeping users engaged to drive continual usage

4) keep the platform relevant, while attacting users and brands

Future challenges related to capital resources:

We have worked to optimize our monthly burn to give us a suitable runway to test our business model and growth strategies. At our current approximately $70,000 per month burn rate, we are able to fully staff the business, as well as deploy the necessary budgets in place for marketing campaigns and licensing fees. Ensuring that we have access to this dollar figure to operate will remain a priority.

Future milestones and events:

Moving forward, we think the following will significantly impact our ability to scale

1) continually attracting influencers to our platform

2) establishing deeper and strategic relationship with music providers

3) attracting brands to partner with on paid advertising campaign though the platform

4) launching our Android version of the app to widen possible base of users that can use the platform.

5) Converting users to participate in the paid portions for our app. Our business model assumes that we will convert a fraction of a percentage of our influencers' social media network to our platform via target campaigns. We then expect that those users will invite members of their personal network into the platform as they desire to engage and connect.

From these combined users, we expect that a small subset of these users will opt to pay for premium features (i.e. custom dances, skins, additional avatars). The remaining users will drive engagement and interaction in the platform, which will attract brands and advertisers for paid campaigns.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 18, 2021, we had $28,250 cash on hand and an outstanding loan from an affiliate of our largest shareholder with a principal amount of $30,000. Subsequent to September 18, 2021, we raised an aggregate amount of $370,000 through the execution of Simple Agreements for Future Equity (SAFEs) from private investors and borrowed an additional $15,000 from an affiliate of our largest shareholder. We expect that the cash currently on hand is sufficient to fund operations for at least the next six months, even if there is no revenue generated. Additionally, certain shareholders are open to provide lines of credit as needed to fund the business and its operations until the company is able to generate sufficient revenue or raise follow-on investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The investment raised through this campaign will be used primarily to fund our growth strategy. If we do not raise significant investment through the campaign, we expect to seek funding from other capital sources we have available to us to ensure that we are able to pursue our target user acquisition profile.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We expect that the cash currently on hand is sufficient to fund operations for at least the next six months. If we raise the maximum amount in this campaign, the funds raised in the campaign will represent approximately 75% of the funds that we currently have. If we do not raise significant investment through the campaign, we expect to seek funding from other capital sources we have available to us.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn rate is approximately $50,000 per month. We expect that the cash currently on hand is sufficient to fund operations for at least the next six months. If we raise the minimum, we would need to find additional capital sources to stay in operation thereafter.

How long will you be able to operate the company if you raise your maximum funding goal?

Our current monthly burn rate is approximately $50,000 per month. If we raise the maximum amount, we would have funding to operate for at least twelve months as we scale up our operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We believe that we will be able to raise additonal capital from:

1) private investors

2) seed and early stage venture funds

3) debt financing

4) lines of credit

Indebtedness

- **Creditor:** Sciberus, Inc.
  Amount Owed: $30,000.00
  Interest Rate: 10.0%
  Maturity Date: September 12, 2022
  Interest on the loan will be waived if loan is repaid within four months of issuance.

- **Creditor:** Sciberus, Inc.
  Amount Owed: $15,000.00
  Interest Rate: 10.0%
  Maturity Date: November 22, 2022
  Interest on the loan will be waived if loan is repaid within four months of issuance.

Related Party Transactions

- **Name of Entity:** Sciberus, Inc.
  Names of 20% owners: Laron Walker (100%)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sciberus has issued a loan to the Company totaling $30,000.
  Material Terms: Sciberus issued a $30,000 loan September 12, 2021 with a maturity date of September 12, 2022 and an interest rate of 10% per annum. The interest on the loan will be waived if such loan is repaid within four months of issuance.

- **Name of Entity:** Sciberus, Inc
  Names of 20% owners: Laron Walker (100%)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sciberus has issued a loan to the Company totaling $15,000.
  Material Terms: Sciberus issued a $15,000 loan issued on November 2, 2021 with a maturity date of November 2, 2022 and an interest rate of 10% per annum. The interest the loan will be waived if such loan is repaid within four months of

issuance.

Valuation

Pre-Money Valuation: $17,997,775.80

Valuation Details:

The company has set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis.

In making this calculation we have assumed that oustanding options are exercised.

In making this calculation, we have not assumed that:

(i) any shares reserved for future grant under the Company's Equity Incentive Plan are issued and exercised; or

(ii) the conversion of any outstanding SAFEs.

The pre money valuation was determined by several factors.

1) The state of the company and investments in its technology. The core technology has been under development for over 3 years. At this point, the technology is stable and is also ready for deployment. Most startups in the space are raising capital for the purpose of build their team and technology. In our case, we are using this new capital to expand our go to market strategy. We have invested more than $420k to develop this solution at our cost. If we would have outsourced this, we would have spent in excess of $3M.

2) The value of its Intellectual property portfolio (i.e. Pending Utility Patent in addition to Active Trademark)

3) There have been many instances of funding rounds for social media focused businesses over the past 12 months (i.e. FanBase at $20M on StartEngine, Clubhouse at a reported $4B, TikTok at a reported $250B and Triller at a reported $4B).

Although Clubhouse, TikTok and Triller are at much later stages of development, we believe their valuations demonstrate the potential for value in the social media market.

Memik is in a much similar stage of development in relation to FanBase. While they had 12.7k users in their Beta that lasted a year, Memik was able to attract 6k users in its first month of beta and we believe it can outpace the growth experienced by Fanbase.

4) Music Distribution: We have a partnership with a leading music distribution

company, Epidemic, which provide us access to a large catalog of music which will help us attract and keep users.

Additionally, we are targeting partnerships with brands and clothing labels.

On top of everything else we have a strong advisory board that will help the business navigate through transactions with less effort.

Companies such as Facebook, Niantic and SNAP are all launching products in the Augmented Reality Space and are looking for ways to monetize the Metaverse. With our unique product we believe we can establish a foothold in the space.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  operations funds are in place to cover the cost of thing such as office space, music licenses, business expenses, etc.

If we raise the over allotment amount of $1,069,999.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Our marketing budget consists of social media marketing spend, in addition to money leveraged on our influencer campaigns and events..

- *Research & Development*
  10.0%
  We allocate a percentage of of budget to research new features, test now technology, and pilot features with both user and customers for future product releases.

- *Company Employment*
  40.0%
  We will use these proceeds to fund employee salaries and benefits.

- *Operations*
  10.0%
  operations funds are in place to cover the cost of thing such as office space,

music licenses, business expenses, etc.

- *Working Capital*
  11.5%
  We will withhold a small amount of the funds as working capital in case there is an expense we were not anticipated

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.memikapp.com/ (https://www.memikapp.com/review).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/memik

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Memik, Inc.

[See attached]

Memik, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Period Ended September 18th, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Memik, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of September 18th, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 3, 2021

Vincenzo Mongio

Statement of Financial Position

	As of September 18, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	28,250
Total Current Assets	28,250
TOTAL ASSETS	28,250
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Related Party Loans	30,000
Total Current Liabilities	30,000
TOTAL LIABILITIES	30,000
EQUITY	
Accumulated Deficit	(1,750)
Total Equity	(1,750)

Statement of Operations

	Short Period Ended September 18, 2021
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
General and Administrative	1,750
Total Operating Expenses	1,750
Net Income (loss)	(1,750)

Statement of Cash Flows

	Short Period Ended September 18, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(1,750)
Net Cash provided by (used in) Operating Activities	(1,750)
FINANCING ACTIVITIES	
Related Party Loans	30,000
Net Cash provided by (used in) Financing Activities	30,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	28,250
Cash at end of period	28,250

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Stock Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 5/13/21	-	-	-	-	-	-
Issuance of Common Stock	5,640,000	84	(84)	-	-	-
Additional Paid in Capital	-	-		-	-	-
Net Income (Loss)	-			-	(1,750)	(1,750)
Ending Balance 9/18/21	5,640,000	84	(84)	-	(1,750)	(1,750)

Memik, Inc
Notes to the Unaudited Financial Statements
September 18th, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Memik, Inc ("the Company") was formed in Delaware on May 13th, 2021. The Company plans to earn revenue via in app revenue and advertising associated with its augmented reality social media app. The Company is still developing the application and plans to acquire the rights to the intellectual property from a related party entity. See Note 10.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company measures compensation expense for its stock-based compensation under ASC 505 (Equity). The fair value of the stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense associated with the issuance of options to purchase its stock is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	360,000	$ 0.0001
Exercised	-	$ 0.0001
Expired/cancelled	-	
Total options outstanding, September 18th, 2021	360,000	$ 0.0001
Options exercisable, September 18th, 2021	90,000	$ 0.0001

	Nonvested Options	Weighted Average Fair Value
Granted	360,000	$ -
Vested	(90,000)	$ -
Forfeited	-	$ -
Nonvested options, September 18th, 2021	270,000	$ -

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding $30,000 in loans from a related party entity controlled by the majority shareholder. The amount accrues interest at 10% and is due in September 2022.

See Note 10.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	30,000
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 8,000,000 of common shares with a par value of $0.0001 per share. 5,640,000 shares were issued and outstanding as of September 18th, 2021

The Company has authorized 2,000,000 of preferred shares with a par value of $0.0001 per share. 0 shares were issued and outstanding as of September 18th, 2021

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The rights and privileges of Preferred shareholders have not been codified as of the date of these financials.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 18th, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 3, 2021, the date these financial statements were available to be issued.

See Note 10.

The Company received an additional $15,000 in loans from related parties with terms identical to those mentioned in Note 3.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

NOTE 10 – ANTICIPATED ASSIGNMENT OF INTELLECTUAL PROPERTY

The Company intends to accept intellectual property via an assignment agreement from a related party entity, Sciberus, Inc. Sciberus, Inc is owned by a majority shareholder of the Company. The Company does not intend to acquire any assets or assume any liabilities. The below Statement of Revenue and direct expenses summarizes the operations associated with the development of the Memik platform.

Statement of Revenue and Direct Expenses

Revenue:	-
Direct Expenses	
Research and Development	426,002
Advertising and Marketing	47,559
Rent	23,700
Total Direct Expenses	497,261
Direct Expenses in Excess of Revenue	(497,261)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Memik

Music & Dance Meet Augmented Reality!


memik
The AR Dance & Social Media Platform that gives
MORE REVENUE & OWNERSHIP to Content Creators

Website | Atlanta, GA | TECHNOLOGY

$0.00 raised

0 Investors	**$18M** Valuation
$2.67 Price per Share	**$267.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Memik, an augmented reality-based social media platform, empowers influencers to maximize the profitability of the content they create. Content creators not only retain ownership of their avatar styles, dances, or skins, they also profit from the sharing of their content. Memik launched on the app store on 11/23/2021 and is currently available to those with an access code. Founded by serial entrepreneurs with successful exits and an experienced team of tech entrepreneurs and AR/VR programmers, Memik makes the future brighter for influencers.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- A unique platform that enhances any content creator's ability to reach and monetize a coveted demographic during a time when Facebook, Instagram and other platforms are losing these younger users
- The innovative business model taps into a growing segment of some 43 million micro-influencers while leveraging current trends to maximize their brand
- Over $400k already invested into core technology by the Founders

OVERVIEW

A branding machine for content creators


Harnessing **Augmented Reality** to make sharing and discovering new **dances**, **music**, **fashion** and more **addictively fun**

Presenting a whole new breed of social media platforms. Memik enables micro-influencers to maximize content monetization using Augmented Reality, Music and Video.

Here's how it works


The **Micro Influencer's** Memik
1
Creators load avatar, skin, dance moves and music
2
People create and share AR dance challenges
memik
Select your song
Choose your dancer
3
Creators get paid from people using and sharing their content
streetbud_
504k followers

Content creators have control of the assets they create:

- Custom Avatars – Influencers can design avatars that rep their brand head to toe, and can link to external merchandise sales such as the clothing or accessories they choose
- Custom Music – Musicians can add (and monetize) their own music through playlists and Spotify links
- Custom Dances – Influencers can launch the next viral dance by creating dances that can be shared and built into challenges
- Tracking - Content creators can track how far and wide their content is shared


The Brand's Memik
1
Brands create custom avatars and skins
2
Visitors can unlock characters based on geo-tagging
3
Dedicated landing pages show off user participation
Discover

Memik empowers brands as well with ample opportunities to engage through the app. Brands can:

- Sponsor or sell avatar styles, challenges, dances, skins and music
- Reward visitors at an event or retail location with special avatars and skins
- Launch Augmented Reality dance challenges that engage visitors with custom-branded content that can get shared to multiple social media platforms including Memik
- Support campaign activations with 'share to win' promotions that drive participation (i.e. 'Share your mascot dance for a chance to win season tickets!')
- Expand their reach to all Memik users and followers using instream advertising, tags and banner ads
- Generate advertising revenue through instream ads, sponsored challenges, and dedicated landing pages
- Sell custom merchandise like clothing, accessories and music

THE PROBLEM

Micro-influencers struggle to make ends meet through their own content


* OVER 90% of Content Creators
don't generate enough income
to reach the US Poverty Line

We believe there is no effective, trusted way for micro-influencers to OWN and fully maximize content monetization. Even though they make up the majority of the influencer market, micro-influencers struggle to make ends meet through their own content creation.

In fact, more than 90% of content creators don't make enough money to reach the poverty line (Source). That's over 43 million people, which is more than the populations of New York and Florida combined.

Even influencers with several million followers can struggle, depending upon paid endorsements to make a living (Source). With the advent of social media behind us, it's time to give content creators a fair shake at a livable means of making money.

THE SOLUTION

Microinfluencer: An individual who has between 10k-50k followers on social media


1 Create Content
2 Users Share Content
3 Creators Get Paid

Like other social media platforms, Memik offers content creators a community to share their content along with built-in business marketing tools. What sets Memik apart is its patent-pending Augmented Reality technology. The app uses AI-powered 3D motion capture so users can create avatars with unique digital skins and original dance moves. This 'next-level' social media platform puts the users firmly in the driver's seat with **Advanced Creator Monetization** and **Enhanced Creator Ownership**.

All this means that micro-influencers can focus on creating unique content, uploading music, and building and fostering community engagement without giving up their own IP. More importantly, they get paid when their content is used and shared. As content creators, they have access to multiple tools that ensure they **always get credit for their creations** and **also maximize monetization by selling digital goods and physical assets.**

THE BUSINESS MODEL

Revenue & ownership for content creators


How Memik Monetizes
1 In-Feed Ads
2 Custom Dances
3 Avatars and Skins
4 Sponsored Campaigns
5 Influencer Subscriptions

From a business model perspective, Memik has several avenues for generating revenue:

- **Infeed ads:** Brands pay to amplify content within Memik's dance challenge feed
- **Custom Dances:** Consumers buy dance packs
- **Avatars and Skins:** Consumers pay to create new avatars and to acquire skins for their avatars
- **Sponsored Campaigns:** Companies pay to run branded marketing campaigns on the Memik platform

Influencer Subscriptions: Influencers pay monthly to gain access to our revenue generating tools

THE MARKET

Giving influencers unique moves

There are multiple social networks and across all of them, micro-influencers fail to get adequately rewarded for their content. Our competitive advantage is the offering of advanced creator monetization tools and enhanced content ownership – content creators don't just their own IP and digital assets, but also the assets they create on the platform. These tools are enhanced by an AI-powered 3D motion capture and Augmented Reality capabilities that turn the whole world into a dance floor.

OUR TRACTION

Dancing to success


Founder-
Funded
$400k
5K
downloads
within
Two-Weeks
Secured
Partnerships
Microsoft
Georgia
Tech
Epidemic
Sound
Streaming
Video & Social
Feature
Development
Influencer
Reach 20M
people
Custom Avatar
Feature
Development
start
engine
Launch

We launched our beta in November of 2020 with a limited set of features on iOS, tracking nearly 9k downloads. This allowed us to test the concept with a small subset of users and partners. For the past 9 months, we've incorporated feedback from users and strategic advisors to develop additional innovative features.

1. **Founder-Funded:** Over $400K
2. **5k downloads in first 2 weeks:** Initial Beta Build during Christmas 2020; launched with ~5k downloads and heavy engagement over a two-week period
3. **Secured partnerships:**
    a. Microsoft
    b. Georgia Tech Master of Science in Analytics Department
    c. Epidemic Sound
4. **Streaming Video & Social Feature Development:** Developed technology to support real-time video streaming along with social networking features
5. **Influencer Reach of 20M people:** Launched Memik Influencer programs with a roster of talent whose collective following exceeds 20 Million users.
6. **Custom Avatar Feature Development:** Integrated Build Your Own Avatar feature
7. **Start Engine:** Got accepted into Start Engine to support an equity capital raise (and here we are!)

Memik's exclusive access launch happened on November 23rd of 2021 with updates to the app including an avatar creation engine, enhanced monetization features and social media networking capabilities. We will also run a digital media campaign and kick off strategic partnerships with an impressive list of micro-influencers (with the potential reach of nearly 40 millions followers).

OUR VISION

We predict young social media users will seek out new platforms in 2022 that are aligned with their own interests and values

As other large platforms restructure, younger audiences are adopting new technologies that enable them to connect on their own terms. With product market-fit established, music partnerships developed, and industry experts and advisors onboard, we're setting our sights on additional game-changer enhancements to our technology for long-term sustained growth:

- Enhanced analytics and customer insights dashboard
- Instream video shopping tools
- Virtual currency and loyalty programs support

WHY INVEST

We're championing tomorrow's content creators by changing today's social media landscape

We have the vision, platform and technology to become a premier player in the social media space. Our team of seasoned professionals have navigated the waters successfully to create a platform that leverages cutting-edge augmented reality with a business model that has been proven in the zeitgeist.

Your investment will help us:

- Expand our leadership and executional team
- Support 2022 feature updates, enhanced customer portal and software integrations
- Enhance our IP portfolio with Trademarks and Utility Patents
- Extend distribution channels and marketing


memik
Championing tomorrow's content creators by changing today's social media landscape

Invest in a future where content creators can make a real living doing what they love, and join us by becoming a shareholder in Memik today.

Meet Our Team





Amari Ruff

Co-Founder, CEO

Amari Ruff is an award-winning serial tech entrepreneur with over 10 years of experience in sales, marketing and business development. Amari has been featured as a top entrepreneur in Forbes, Black Enterprise and Blavity to name a few. He's passionate about people, process and product and has the superior organizational and leadership skills to meet demanding business objectives. He recently founded Sudu, where the technology was sold to a publicly traded company. As CEO of Memik, his focus is on being a team builder and master motivator and leading a successful go-to-market roadmap.

Laron Walker

Co-Founder, CTO

Laron is a serial entrepreneur specializing in technology, architecture and system integration. He's helped launch, advise and invest seed capital into several technology startups and is currently an active patent holder. Throughout his career, his focus has been to help companies plan, develop and implement strategies using innovative technology approaches. Laron graduated summa cum laude from Tennessee State University (TSU) with a bachelor's degree in Electrical and Computer Engineering, and continued his studies at Purdue University where he worked at the Haptics Lab more than 20 years ago. In 2018, Laron successfully exited MyStemKits.com, a startup he started and sold to a public company in less than 3 years.



Ann Marie Almariei

Marketing Advisor

Ann Marie Almariei has spent 20+ years on the leadership teams of New York City agencies including Grey, McCann and 360i. She led creative, marketing and strategy for Fortune 500 brands like Samsung, Coca-Cola and xBox. After taking a position under Gary Vaynerchuk at Vaynermedia, she left the agency world and started her first company under his leadership. While finding her groove as a Founder, Ann Marie met other entrepreneurs and small businesses that enlisted her help. Since 2017, she's acted as a fractional marketing lead to provide strategic direction for overall marketing strategy and launches.



Craig Kaufman

Financial Advisor

Since early 2015, Craig has been the fractional CFO/advisor to startups in the Atlanta area. Craig has also served as SVP of Hughes Telematics, Inc. (now Verizon Telematics Inc.) and Principal Financial and Accounting Officer from inception through acquisition by Verizon in 2012. He was responsible for all aspects of the financial, accounting and tax operations of the company and played a key role in capital raising transactions. Following the acquisition, Craig transitioned into a strategic role for the CEO of Telematics. Craig holds a bachelor's degree in business administration and a masters of accounting from the University of North Carolina at Chapel Hill and is a Certified Public Accountant.



Daquan High (aka Toosie)

Lead Choreographer

If you listen to hip-hop, like to dance, or like to watch people dance to hip-hop, you've probably come across one of Toosie's videos. He got his start posting Nae Nae routines on Instagram that immediately blew up and has now collaborated with the likes of Future, Rae Sremmurd, 2 Chainz, Tory Lanez, Migos, Lil Wayne, Diddy, Playboy Carti, Usher, and of course, Drake, who tapped Toosie for dance moves by the song inspired by him, the 'Toosie Slide'.



Jordan Brown (AKA Mr Hotspot)

Influencer Engagement

Hotspot is a member of the internet-famous rapping quartet, "Tha Krew", who have put out highly viewed videos such as "Waffle House Madness" and "Krew-libs." Apart from performing as a member of the group, he has established himself as a famous solo rap artist. He has already released such impressive hits as "Slide Like This," "Taught Me," "Little Debbie," and others. He performed alongside Usher at the BET Awards and has appeared on Drake's show YOLO Estate. He has more than 1.5 million Instagram subscribers, and has 78K and 28K followers on YouTube and Soundcloud.



Erica Pittman

Memik Advisor

Highly accomplished enterprising visionary combining outstanding sales & marketing talents with high-caliber general management qualifications. Recognized for building strong brands using integrated marketing methodologies. Key contributor to strategic business planning with experience leading, managing and developing long-range growth plans. Served as VP Business Development for more than 9 years at Combs Enterprises for Blue Flame and Combs Wine & Spirits.



Dennis Scott

Memik Advisor

NBA sharpshooter Dennis Scott has spent the majority of his 10-year NBA career with the Orlando Magic (1990-97), earning All-Rookie Team honors in 1991 and helping the team win the Eastern Conference Championship in 1995. Scott hosted his own local television show while in Orlando titled "The Dennis Scott Show," and a weekend show called "The Highlight Zone". Currently in his third season as the radio analyst on 790 The Zone and the Hawks Radio Network, he hosts the late-night show, "3-D's After Dark" and also serves as the General Manager of the American Basketball Association Atlanta Vision team.



Craig King

Memik Advisor

30+ years in production, computer programming and engineering. Co-founder and CEO of Rap Plug alongside Branden Criss and Rick Ross a.k.a. "The Boss". Rap Plug Live is an international online and mobile multi level membership subscription-based platform with partners including Comcast/NBC/Universal. As a music producer and lyricist, he's worked with Grammy award-winning artists and producers Will Smith, Ludacris, Aaliyah, Quincy Jones and Kanye West.



Rikki Hughes

Memik Advisor

Rikki Hughes is a showrunner of comedy specials, award shows, television series and independent features. Since 2018, Hughes has won two Emmy Awards and three Grammy Awards, and is the first African-American woman in Emmy history to win in the category of Outstanding Variety Special (Pre-Recorded). She's producing awards shows and comedy specials for BET and VH1, four comedy specials with Dave Chappelle for Netflix, as well as a comedy series for HBO based on the special, All Def Comedy.

Offering Summary

Company	Memik, Inc.
Corporate Address	3423 Piedmont Rd. NE, Atlanta, GA 30305-1751
Offering Minimum	$9,999.15
Offering Maximum	$1,069,999.83
Minimum Investment Amount (per investor)	$267.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,745
Maximum Number of Shares Offered	400,749
Price per Share	$2.67
Pre-Money Valuation	$17,997,775.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based

$500+

Receive 25 Custom Dance credits and an Unlimited Avatar Pack.

$5,000+

Receive the above perks + VIP Access to a Private Owner's Group, + Insider Invite to Memik Investor Event.

$10,000+

Receive the above perks + a Memik challenge will be named after you + a One-on-One with the founders of Memik.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On-Screen Audio and VO only:

We love to dance…

to connect…

..to share.

Now Memik is taking all this to the next level.

We're blending dance, music and innovation to create the first augmented reality dance and social media platform.

We're adding a new element to how creators create

And empowering influencers to monetize their moves like never before.

Some big names are all in, from music producers to NBA all-stars.

Other big names are playing along as well.

Dance still remains an under-tapped source of online revenue.

Other social media platforms let you monetize music, but not dance. Influencers have to hustle on top of hustle to land brand deals and sponsorships while watching others steal their moves, their content and their opportunities.

Memik is changing the game.

No more dancing by yourself. Choose an avatar and follow their moves.

Or make up your own routine and have your avatar follow yours. Create your own dance moves. Using cutting edge motion capture technology, Memik turns the whole world into a dance floor. Users can customize their avatar's styles, accessories and skins.

influencers, can have avatars built out to their likeness and also add their own music and dance challenges.

Influencers get paid when their dance moves or other content is used.

Content creators will get their

own featured artist page, earn instream ad credits, be included in Memik events, and profit from digital and physical merch sales.

We're already lining up some of the top music partners in the country. And already built a roster of influencers with a collective following of over 20 million fans." Memik has several sources of revenue built into the platform.

Brands will buy in-feed ads and sponsored campaigns...

Users will buy new dance packs and customizable avatars.

Influencers will pay for subscription access to revenue-generating tools. Invest in Memik today. We’re looking to raise $1 million to kick the next phase into gear. We’re building out additional functionalities, launching marketing campaigns, expanding into new markets and establishing a foundation that sustains long-term growth. The Future of technology is here and we’re starting with dance.

"Make sure y'all tap in with the Memik App. It about to change the world, change the whole game man."

"Yo it's ya boy, y'all go download the Memik app ASAP."

"I need you guys to stop what you're doing right now and download the Memik App. Let's Go."

"What's up, you're rocking with your girl Queen A, go download the Memik App right now."

Get on the floor. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Service Request# 20211755240

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

05-13-2021

8419601
STANLEY SATER
2870 PEACHTREE RD
512
ATLANTA, GA 30305

DESCRIPTION	AMOUNT
5918599 - MEMIK, INC.	
0102S Stock Corporation	
Incorporation Fee	$15.00
Receiving/Indexing	$25.00
Surcharge Assessment-Kent County	$6.00
Page Assessment-Kent County	$45.00
Data Entry Fee	$5.00
Court Municipality Fee, Dover	$20.00
Expedite Fee, 24 Hour	$50.00
TOTAL CHARGES	$166.00
TOTAL PAYMENTS	$166.00
BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:21 AM 05/13/2021
FILED 09:21 AM 05/13/2021
SR 20211755240 - File Number 5918599

CERTIFICATE OF INCORPORATION
OF
MEMIK, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "***DGCL***"), certify as follows:

1. The name of the corporation is: "Memik, Inc." (the "***Corporation***").

2. The address of the registered office of the Corporation in the State of Delaware is 8 The Green, STE R, Dover, Kent County, Delaware 19901. The name of the registered agent of the Corporation at such address is Resident Agents Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation is authorized to issue is Ten Million (10,000,000). The authorized shares of stock of the Corporation shall be split into Eight Million (8,000,000) shares of Common Stock, $0.0001 par value, and Two Million (2,000,000) shares of Preferred Stock, $0.0001 par value.

The Corporation's board of directors (the "***Board of Directors***") shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into series, and to provide for the issuance of such shares in an amount not exceeding the aggregate number of shares of Preferred Stock authorized by the Corporation's Certificate of Incorporation (as amended or restated, from time to time), as determined, from time to time, by the Board of Directors and stated, before the issuance of any shares thereof, in the resolution or resolutions providing for the issuance thereof. The Board of Directors shall have the authority to fix and determine and to amend the number of shares of any series of Preferred Stock that is wholly unissued or to be established and to fix and determine and to amend the designation, preferences, voting powers and limitations, and the relative, participating, optional or other rights, of any series of shares of Preferred Stock that is wholly unissued or to be established, including, without limiting the generality of the foregoing, the voting rights relating to shares of such series of Preferred Stock, the rate of dividend to which holders of shares of such series of Preferred Stock may be entitled, the rights of holders of shares of such series of Preferred Stock in the event of liquidation, dissolution or winding up of the affairs of the Corporation, the rights of holders of shares of such series of Preferred Stock to convert or exchange shares of such series of Preferred Stock for shares of any other capital stock or for any other securities, property or assets of this corporation, and whether or not the shares of such series of Preferred Stock shall be redeemable and, if so, the term and conditions of such redemption.

5. The name and mailing address of the incorporator(s) of the Corporation are:

Name:	**Mailing Address:**
Stanley J. Sater, Esq.	2870 Peachtree Rd., NW #512 Atlanta, Georgia 30305

6. Unless and except to the extent that the bylaws of the Corporation (the "***Bylaws***") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "***Covered Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; *provided* that any Bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

10. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "***Certificate of Incorporation***") or the Bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11. Unless the Corporation consents, in writing, to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

12. For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount"

(as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

[*Signatures Appear on Following Page*]

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 13th day of May, 2021.

Incorporator:

____
Name: Stanley J. Sater, Esq.